Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 4, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dice Holdings, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Dice Holdings, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form its Registration Statement on Form S-1 (the “Registration Statement”) in connection with the proposed initial public offering of its common stock.

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact Brett D. Nadritch at (212) 373-3360, Krista A. Penna at (212) 373-3586 or the undersigned at (212) 373-3025.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:	Brian Campbell, Esq.

Dice Holdings, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP